FOR IMMEDIATE RELEASE

Exchange Offer Registration with the SEC

Mexico City, December 12, 2003 – Telefonos de Mexico, S.A. de C.V. announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for an offer to exchange up to U.S.$1 billion aggregate principal amount of its 4.50% notes due 2008 for all of its outstanding unregistered 4.50% Notes due 2008 (which were sold in a private placement in November 2003). The new notes will be substantially identical to the old notes, except that the new notes will be registered with the SEC and will be freely transferable.

A registration statement relating to the new notes has been filed with the SEC but has not yet become effective. Neither the new notes nor the old notes may be sold nor may offers to buy or exchange be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy or exchange, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Alejandro Martinez, Investor Relations, telephone (5255) 5703-3990